BEST study shows Betaferon(R) reduces relapse rate in patients with early
MS

Berlin, October 11, 2004 - Schering AG, Germany (FSE: SCH, NYSE: SHR) announced today that the first interim analysis of the global, observational study BEST (Betaferon(R) in Early relapsing-remitting multiple sclerosis Surveillance Trial), shows a 51% reduction in the annualised relapse rate in patients with early multiple sclerosis (MS) after one year of Betaferon(R) (interferon beta-1b) treatment, as compared to the pre-treatment period. 68% of patients did not experience relapses or disease progression. The data were presented on Friday at the 20th Congress of the European Committee for Treatment and Research in Multiple Sclerosis (ECTRIMS) in Vienna.

"An important aspect of this five year study is the MS patient's health-related quality of life evaluation. This demonstrates our commitment to MS patients and healthcare professionals in the field to open up new perspectives in the treatment of relapsing remitting MS," said Dr. Ludger Heeck, Strategic Marketing, Central Nervous System at Schering Group.

Additional information

One of the largest, real-world studies ever conducted in MS, BEST is a planned five-year study. More than 2,700 patients are already included in the study from 32 countries worldwide and 591 patients with early relapsing-remitting multiple sclerosis (RRMS) were included in this one year interim analysis. At the end of the first year of high-dose, high-frequency interferon beta-1b treatment, 91% of these patients were progression free, 72% relapse free and 68% even free from both progression and relapses. The annualised relapse rate dropped from 0.9 to 0.44, corresponding to a reduction of 51%.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology & Andrology, Diagnostics & Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:

Media Relations: Dr. Friedrich von Heyl, T: +49-30-468 152 96;
friedrich.vonheyl@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38;
peter.vogt@schering.de
Pharma: Dr. Claudia Schmitt, T: +49-30-468 158 05, claudia.schmitt@schering.de

Your contacts in the US:
Media Relations: Marcy Funk, T: +1-973-487 2095, marcy_funk@berlex.com Investor Relations: Joanne Marion, T: +1-973-487 2164, joanne_marion@berlex.com



Find additional information at: www.schering.de/eng




Long-term follow-up studies underline benefits of Betaferon(R) treatment

Berlin, October 11, 2004 - Schering AG, Germany (FSE: SCH, NYSE: SHR) announced today that the proven benefits of interferon beta-1b (Betaferon(R)) treatment for people living with multiple sclerosis (MS) was underlined by a long-term follow-up study (8 years) presented at the 20th Congress of the European Committee for Treatment and Research in Multiple Sclerosis (ECTRIMS) in Vienna. In addition, the study design of a 16-year long-term follow-up study was also presented.

The results of the long-term follow-up of the European Study of interferon beta-1b in secondary progressive MS (EUSPMS) demonstrated a sustained advantage for those patients initially randomized to active treatment, and support early treatment with interferon beta-1b in SPMS. Of 137 patients with follow up to month 96 (8 years) or longer, patients randomized to receive interferon beta-1b in the initial double-blind phase of the trial had significantly lower disease progression in Expanded Disability Status Score (EDSS) than those randomized to placebo.

Additional information

Long-term follow-up of the European Study of Interferon beta-1b in Secondary Progressive MS (EUSPMS) included 16 of the 35 centers originally involved in the EUSPMS which agreed to continue reporting clinical follow-up after the initial double-blind phase of the EUSPMS which lasted up to a maximum of 36 months and an open-label treatment study (OL) that lasted another 18 months had been completed. These centers had recruited 340 (47%) of the 718 participants in the double-blind, placebo-controlled randomized phase III clinical study, and of these, 233 (69%) entered the long-term follow-up, where they continued having six- or 12-monthly clinical assessments, including Expanded Disability Status Score (EDSS), medication and other parameters.

16-year follow-up study of the Interferon beta-1b pivotal trial is a multi-center, open, observational study in Relapsing-Remitting MS patients without study-induced treatment intervention. The study will systematically explore the long-term safety and effectiveness of interferon beta-1b by evaluating patients who were treated in the interferon beta-1b pivotal trial, and compare them to validated natural history data and to a matched cohort of 60 untreated patients. The 372 patients who participated in the interferon beta-1b pivotal trial will be contacted, consented, and asked to take part in the study. The recruitment period will run from September 2004 to February 2005.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Media Relations: Dr Friedrich von Heyl, T: +49-30-468 152 96;
friedrich.vonheyl@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de
Pharma Communication: Dr Claudia Schmitt, T: +49-30-468 158 05, claudia.schmitt@schering.de

Your contacts in the US:
Investor Relations: Joanne Marion, T: +1-973-487 2164, joanne_marion@berlex.com


Find additional information at: www.schering.de/eng